[redacted]

14047538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Spoonhill Avenue
(No. and Street)

Marlborough (City) Massachusetts (State) 01752 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOONHILL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

SPOONHILL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

SPOONHILL ASSET MANAGEMENT, INC.

CONTENTS

Independent Auditors' Report 1-2

Financial Statements

Statement of Financial Condition 3
Statement of Income and Retained Earnings 4
Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Information

Schedule I:
Computation of Net Capital Under Rule 15c3-1 10

Schedule II:
Exemptive Provision Under Rule 15c3-3 11

Independent Auditors' Report On Internal Control Required by SEC Rule 17a-5(g)(1) 12-13

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Spoonhill Asset Management, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Spoonhill Asset Management, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spoonhill Asset Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2014

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	162,784
Incentive fees receivable		296,646
Deposit with clearing broker		25,000
Due from Affiliate		4,083
Equipment, net of accumulated depreciation of $6,034		--
Total Assets	$	488,513
Liabilities and Stockholder's Equity		
Liabilities		
Payables to brokers, dealers, and clearing organizations	$	318
Accrued expenses		18,367
Total Liabilities		18,685
Stockholder's Equity		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		409,828
Total Stockholder's Equity		469,828
Total Liabilities and Stockholder's Equity	$	488,513

The accompanying notes are an integral part of these financial statements.

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue	
Incentive fees	$ 570,241
Interest income	292
	570,533
Expenses	
Compensation and benefits	185,030
Occupancy	3,629
General and administrative	42,460
Other operating expenses	497
	231,616
Net Income	338,917
Retained Earnings, Beginning of Year	116,581
Stockholder Distributions	(45,670)
Retained Earnings, End of Year	$ 409,828

The accompanying notes are an integral part of these financial statements.

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities	
Net income	$ 338,917
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Incentive fees receivable	(186,653)
Due from Affiliate	(4,083)
Increase (decrease) in:	
Accrued expenses	12,500
Total adjustments	(178,236)
Net Cash Provided by Operating Activities	160,681
Cash Flows from Financing Activities	
Distributions to stockholder	(45,670)
Net Cash Used in Financing Activities	(45,670)
Net Increase in Cash	115,011
Cash and Cash Equivalents, Beginning of Year	47,773
Cash and Cash Equivalents, End of Year	$ 162,784

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spoonhill Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe. Additionally, the Company receives directed brokerage from its hedge fund clients.

The Company engages another broker-dealer (Pershing, LLC) on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Incentive fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary at December 31, 2013.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUIPMENT

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

INCOME TAXES

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal or state income taxes, and the federal and state taxable income of the Company is included in the shareholder's individual federal and state income tax returns. Therefore, these financial statements do not include any provision for federal or state income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company has not identified any uncertain tax positions at December 31, 2013. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 - MAJOR CUSTOMERS

For the year ended December 31, 2013, one customer accounted for 34% of the Company's total revenue. A second customer accounted for 33% of the Company's total revenue, and a third customer accounted for 28% of the Company's total revenue.

NOTE 4 – DUE FROM AFFILIATE

The due from affiliate represents amounts owed by an affiliated entity for the reimbursement of expenses paid by the Company on behalf of this affiliated entity.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $169,099, which was $164,099 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .11 to 1.

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

NOTE 7 - PROFIT SHARING PLAN

The Company sponsors a 401(k) and profit sharing plan for its eligible employees. Contributions to the plan are made on an elective basis as determined by the Company's principals. The annual contributions to an employee's account may not exceed the dollar limits determined by the Internal Revenue Code. There were no contributions to this plan during the year ended December 31, 2013.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

SPOONHILL ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2013

Schedule I:

Net Capital:		
Total stockholder's equity qualified for net capital	$	469,828
Deductions and/or charges:		
Non-allowable assets:		
Incentive fees receivable		296,646
Due from Affiliate		4,083
Total non-allowable assets		300,729
Total Net Capital	$	169,099
Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accrued expenses	$	18,367
Payables to brokers, dealers, and clearing organizations		318
Total Aggregate Indebtedness	$	18,685
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,246
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$	5,000
Excess net capital	$	164,099
Net capital less greater of 10% aggregate indebtedness or 120% of minimum dollar net capital requirement	$	163,099
Percentage of aggregate indebtedness to net capital		11.05%

Reconciliation with the Company's Computation:

There are no differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

SPOONHILL ASSET MANAGEMENT, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2013

Schedule II:

The Company is exempt under rule 15c3-3, paragraph (k)(2)(ii).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder
Spoonhill Asset Management, Inc.

In planning and performing our audit of the financial statements of Spoonhill Asset Management, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described above in the second paragraph of this report were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 27, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILATION

To the Stockholder
Spoonhill Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Spoonhill Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Spoonhill Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spoonhill Asset Management, Inc.'s management is responsible for Spoonhill Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records and entries in the general ledger (SIPC-7 worksheet calculating the annual assessment and the assessment expense, copy of cancelled check for payment), noting no differences;
2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel worksheet reconciling the SIPC-7 to the year end trial balances), noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the annual trial balance supporting the adjustments), noting no differences.
5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 27, 2014

SPOONHILL ASSET MANAGEMENT, INC.

SCHEDULE OF ASSESSMENT PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

General assessment			$ 1,426
Less: payments made:			
	Date Paid	Amount	
	8/2/13	$ 390	(390)
Interest on late payment(s)			--
Total assessment balance and interest due			$ 1,036
Payment made with Form SIPC 7			$ 1,036

See independent accountants' report.

SPOONHILL ASSET MANAGEMENT, INC.

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue		$ 570,533
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		--
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		--
Reimbursements for postage in connection with proxy solicitation		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directly or indirectly to the securities business		--
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ --	
Forty percent of interest earned on customers securities accounts	--	--
Total deductions		--
SIPC net operating revenues		$ 570,533
General assessment @ .0025		$ 1,426

See independent accountants' report.